取締役の担当業務/部

取締役	担当業務/部
髙 木 祥 吉 代表取締役社長	全般事項
島 田 卓 郎 取締役	格付、社長の特に指示する事項
原 田 雄 介 取締役 常務執行役員	RM事業部、特別戦略企画推進部、社長の特に指示する事項
飯 沼 春 樹 取締役	社外取締役
楠 岡 成 雄 取締役	社外取締役
増 井 喜一郎 取締役	社外取締役
三 木 明 博 取締役	社外取締役

執行役員の担当業務／部

取締役	担当業務/部
原 田 雄 介 （同上）	（同上）
松 村 省 三 常務執行役員	格付部門、金融格付部（部長）、ストラクチャード・ファイナンス部（部長）、社長の特に指示する事項
涛 岡 由 典 執行役員	サステナブル・ファイナンス評価部、情報サービス部、経営管理企画部（部長）、社長の特に指示する事項